21001565

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER: 8- 48642

SEC Mail Processing Section MAR 22 2021 Washington DC 416

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNA WEALTH, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

596 HERRONS FERRY ROAD, SUITE 300
(No. and Street)

ROCK HILL	SC	29730
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ADAM ACKERMAN — 803 324-7100 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREERWALKER LLP
(Name – *if individual, state last, first, middle name*)

227 WEST TRADE ST, STE 1100	CHARLOTTE	NC	28202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ADAM ACKERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNA WEALTH, INC.

of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANICE DALE GOINS
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
My Commission Expires 08/3/2021

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNA WEALTH INC.

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2020 and
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of BNA Wealth, Inc. DBA Consolidated Securities:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BNA Wealth, Inc. DBA Consolidated Securities (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of BNA Wealth, Inc. DBA Consolidated Securities as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BNA Wealth, Inc. DBA Consolidated Securities' management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to BNA Wealth, Inc. DBA Consolidated Securities in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2020 (collectively, the "supplementary information") have been subjected to audit procedures performed in conjunction with the audit of BNA Wealth, Inc. DBA Consolidated Securities' financial statements. The supplementary information is the responsibility of BNA Wealth, Inc. DBA Consolidated Securities' management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as BNA Wealth, Inc. DBA Consolidated Securities' auditors since 1997.

GreerWalker LLP

Certified Public Accountants
March 18, 2021
Charlotte, NC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

BNA WEALTH INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 201,835
Broker-dealer commission receivable	100,468
Other receivables	4,120
Prepaid expenses	2,371
Total current assets	308,794
OTHER ASSETS:	
Intangible asset	103,484
Less accumulated amortization	(3,449)
Intangible asset, net	100,035
TOTAL ASSETS	**$ 408,829**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 161,205
OTHER LIABILITIES:	
Note payable	72,099
TOTAL LIABILITIES	233,304
STOCKHOLDER'S EQUITY:	
Common stock, $1 par vale (100 shares authorized; 10 shares issued and outstanding)	10
Additional paid-in capital	150,990
Retained earnings	24,525
Total stockholder's equity	175,525
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 408,829**

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

REVENUES:	
Broker-dealer commissions	$ 117,741
Investment advisory fees	1,207,102
Insurance commissions	8,962
Interest Income	3,161
Other Income	4,000
Total	1,340,966
EXPENSES:	
Commissions	595,510
Salaries	364,045
Retirement plan contributions	49,607
Rent	38,400
Payroll taxes	28,086
Licensing and professional fees	26,584
Insurance	17,326
Telephone	3,998
Office supplies and expense	5,568
Depreciation	5,324
Dues and subscriptions	4,781
Travel and entertainment	4,377
Postage	2,281
Marketing	2,069
Miscellaneous expense	435
Interest expense	25
Total	1,148,416
NET INCOME	$ **192,550**

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCE, DECEMBER 31, 2019	$ 10	$ 990	$ 365,127
NET INCOME	-	-	192,550
CAPITAL CONTRIBUTED	-	150,000	-
DIVIDENDS PAID TO STOCKHOLDER	-	-	(533,152)
BALANCE, DECEMBER 31, 2020	$ 10	$ 150,990	$ 24,525

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2020

SUBORDINATED LIABILITIES, DECEMBER 31, 2019	$	-
CHANGE IN SUBORDINATED LIABILITIES		-
SUBORDINATED LIABILITIES, DECEMBER 31, 2020	$	-

See notes to financial statements.

BNA WEALTH INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 192,550
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation and amortization	5,324
Disposal of property and equipment	6,333
Changes in operating assets and liabilities	
Broker-dealer commissions receivable	(5,568)
Other receivables	(4,120)
Prepaid expenses	1,302
Accounts payable	108,143
Net cash provided by operating activities	303,964
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of intangible asset	(103,484)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds of note payable	72,099
Capital contributed	150,000
Dividends paid to stockholder	(533,152)
Net cash applied to financing activities	(311,053)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(110,573)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	312,408
CASH AND CASH EQUIVALENTS, END OF YEAR	$ **201,835**

See notes to financial statements.

BNA WEALTH INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

1. **SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES:**

Operations – BNA Wealth Inc. (the "Company") is incorporated in the State of South Carolina and operates as a registered investment advisory firm, a licensed independent insurance agency, and a registered broker-dealer. The Company handles investment capital on behalf of clients including individuals, businesses and retirement plans. As a registered broker-dealer, the Company is primarily involved in the purchase and sale of mutual funds and direct participation programs on behalf of its clients. The Company does not take title to or control of any securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Adjustments applied to estimated amounts are recognized in the year in which adjustments are determined.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Receivables - The Company extends credit under its service agreements for various commissions. By their nature, receivables involve risk, including the credit risk of nonpayment by the client. Accounts receivable are considered past due based on contractual and invoice terms. Accounts deemed uncollectible are charged directly to bad debt expense. As of December 31, 2020, the Company considered all remaining balances collectible and, therefore, no allowance has been provided. Accounts receivables at the beginning of the year totaled $94,900.

Property: - Property is stated at cost. Depreciation is provided over estimated useful lives using an accelerated method.

Income Taxes - Under the provisions of the Internal Revenue Code, the Company has elected to be taxed as a subchapter "S" corporation. Under such election, the Company's taxable income and tax credits are passed through to its stockholder for inclusion in his individual income tax return.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2020.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through March 18, 2021, which is the date the financial statements were available to be issued.

2. REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers includes commission income and fees from investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms and requires significant judgement in determining whether performance obligations are satisfied

at a point in time or over time, and whether constraints on variable consideration should be applied due to uncertain future events.

Broker-dealer commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company receives distribution fees paid by the funds upon initial sale of fund investments and over time. The company believes that its performance obligation is the sale of securities to investors and is fulfilled on the settlement date. Distribution fees are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing services is satisfied over time because the customer is receiving benefits from the services as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are billed quarterly in arrears and in advance. Fees billed in arrears are recognized as revenue when billed as they relate specifically to services provided during the billing period. Fees billed in advance are recognized as revenue in the ensuing periods in which the performance obligations are satisfied.

Insurance commissions

The Company receives commissions from insurance companies for the sale of insurance policies (group health, life or disability) to customers. Commissions are paid upon initial purchase of the policy and when annual premiums are paid. The Company believes that its performance obligation is fulfilled when the policy is sold. Insurance commissions are recognized in the current period and are primarily related to performance obligations that have been satisfied in prior periods.

3. INTANGIBLE ASSET

During 2020, the Company acquired the client relationships of a former stockholder for $103,484. As of December 31, 2020, accumulated amortization totaled $3,449. The asset is being amortized over a 15 year period on a straight line basis. Amortization expense for the year ended December 31, 2020 totaled $3,449.

Estimated amortization expense for each of the next five years is $6,899, and thereafter, $65,540 in total.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $112,203 which was $101,456 in excess of its required net capital of $10,747. The Company's ratio of aggregate indebtedness to adjusted net capital was 1.44 to 1.

5. RETIREMENT PLAN

The Company maintains a qualified retirement plan under which eligible employees may defer a portion of their annual compensation pursuant to Section 401(k) of the Internal Revenue Code. The plan covers

both full and part-time employees. Company contributions to the plan are made at the discretion of management. Contributions for the plan year ended December 31, 2020 totaled $49,607.

6. LEASES

On January 1, 2019, the Company adopted FASB issued Accounting Standards Update (ASU) No. 2016-02 Topic 842), which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. The Company used the effective date as the date of initial application.

The new standard provides practical expedients for an entity's ongoing accounting. The Company elected the short-term lease recognition exemption for the Company's office lease. This means that the Company does not recognize ROU assets or lease liabilities.

In January 2018, the Company relocated its office to Rock Hill, South Carolina and is currently leasing its office space on a month-to-month basis. Rent expense for the year ended December 31, 2020 was $38,400.

7. NOTE PAYABLE

The Company received a loan from a financial institution in the amount of $72,099 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated July 29, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The Company believes it will be eligible for forgiveness of the entire loan. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 60 months beginning ten months from the end of the Covered Period as defined in section 1106(a) of the CARES Act. The loan may be repaid at any time with no prepayment penalty.

8. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2020 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

BNA WEALTH INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

Computation of Net Capital

Total ownership equity from statement of financial condition	$ 175,525
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	175,525
Liabilities subordinated to claims of general creditors	-
Other (deductions) or allowable credits	72,099
Total non-allowable assets	(135,421)
Net capital	$ 112,203

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 10,747
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000
Net capital requirement (greater of A or B above)	10,747
Excess net capital	101,456
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$ 96,083

Computation of Aggregate Indebtedness

Total aggregate indebtedness (Accounts payable and accrued liabilities)	$ 161,205
Percentage of aggregate indebtedness to net capital	143.67%

Note: There are no differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020

See report of independent registered public accounting firm.

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of BNA Wealth, Inc. DBA Consolidated Securities:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Bourne Partners Securities, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to transactions in mutual funds, variable annuities, 529 plans and private placements throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to transactions in mutual funds, variable annuities, 529 plans and private placements and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

GreerWalker LLP

Certified Public Accountants
March 18, 2021
Charlotte, NC

BNA WEALTH INC.

EXEMPTION REPORT
FOR THE YEAR ENDED DECEMBER 31, 2020

BNA Wealth, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to transactions in mutual funds, variable annuities, 529 plans and private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BNA Wealth, Inc.

I, Adam Ackerman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CEO

March 18, 2021

GreerWalker

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of BNA Wealth, Inc. DBA Consolidated Securities:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by BNA Wealth, Inc. DBA Consolidated Securities (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2020, as noted on the accompanying Certification of Exclusion From Membership ("Form SIPC-3"). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020, to the total revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, noting no differences;

2) Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020, to supporting schedules and working papers, noting no differences;

3) Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2020, and in the related schedules and working papers, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

GreerWalker LLP

Certified Public Accountants
March 18, 2021
Charlotte, NC

BNA WEALTH INC.

SCHEDULE OF FORM SIPC-3 REVENUES FOR THE YEAR ENDED DECEMBER 31, 2020

Amount ($)		Business Activities through which revenue was earned
$		Business conducted outside the United States and its territories and possessions
$	117,741	Distribution of shares of registered open end investment companies or unit investment trusts
$		Sale of variable annuities
$	8,962	Insurance commissions and fees
$	1,207,102	Investment advisory services to one or more registered investment companies or insurance company separate accounts
$		Transactions in securities futures products
$	**1,333,805**	**Total Revenues from Business Activities**
$	**1,333,805**	**Total Revenues**

See report of independent registered public accounting firm.